SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          WHITMAN EDUCATION GROUP, INC.
                          -----------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   966524-10-0
                                 (Cusip Number)


 RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BLVD, MIAMI, FL 33137 (305) 575-6000
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MARCH 5, 1997
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-----------------------------------                -----------------------------
CUSIP NO. 966524-10-0                     13D                PAGE 2
-----------------------------------                -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PHILLIP FROST, M.D.

         SS# ###-##-####
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group             (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
NUMBER OF
SHARES                                   0
BENEFI-                ---------------------------------------------------------
CIALLY                   8       SHARED VOTING POWER
OWNED BY                                 5,421,528
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON                                   0
WITH                   ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                        5,421,528
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,421,528
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-----------------------------------                -----------------------------
CUSIP NO. 966524-10-0                     13D                PAGE 3
-----------------------------------                -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA, LIMITED PARTNERSHIP

         IRS I.D. #59-2749083
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
NUMBER OF                                 0
SHARES                 ---------------------------------------------------------
BENEFI-                  8       SHARED VOTING POWER
CIALLY                                    5,421,528
OWNED BY               ---------------------------------------------------------
EACH                     9       SOLE DISPOSITIVE POWER
REPORTING                                 0
PERSON                 ---------------------------------------------------------
WITH                     10      SHARED DISPOSITIVE POWER
                                         5,421,528
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,421,528
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------------                ----------------------------
CUSIP NO. 966524-10-0                      13D               PAGE 4
------------------------------------                ----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA CORPORATION

         IRS I.D. #59-274-9057
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group              (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
NUMBER OF                                0
SHARES
BENEFI-                ---------------------------------------------------------
CIALLY                   8       SHARED VOTING POWER
OWNED BY                                 5,421,528
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON                                   0
WITH                   ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         5,421,528
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,421,528
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER.

               This is Amendment No. 3 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to Common Stock, no par value (the "Shares") of Whitman Education Group, Inc. (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is amended and supplemented as follows:

               The aggregate purchase price of Shares of the Issuer purchased by Phillip Frost, M.D. reported in this Amendment No. 3, including the payment of commissions, was $517,045.50. Dr. Frost utilized personal funds in making these purchases and no portion of the consideration used by Dr. Frost in making such purchases was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is amended in its entirety and restated as follows:

                                 AMOUNT OF SHARES                PERCENTAGE
     NAME                        BENEFICIALLY OWNED              CLASS*
     ----                        ------------------              ----------

Phillip Frost, M.D.                 5,421,528**                  36.0%

Frost-Nevada Corporation            5,421,528**                  36.0%

Frost-Nevada, Limited               5,421,528**                  36.0%
Partnership

----------------------------
* Based on 12,672,882 Shares outstanding on February 6, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1996, and assumes the exercise by (i) the Partnership and Phillip Frost, M.D. of warrants to purchase 850,000 and 1,300,000 Shares, respectively and (ii) Dr. Frost of options to purchase 237,500 Shares. Exercise of these warrants and options are subject to the restrictions of the New Jersey Shareholders Protection Act.

** These Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each Reporting Person will be deemed to be the beneficial owner of Shares held by any other Reporting Person.

        The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the

Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

               Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is amended and supplemented as follows:

               On October 14, 1996, the Issuer granted Dr. Frost options to purchase 37,500 Shares at $8.625 per Share which expire on October 13, 2006. These options are subject to the terms and conditions of the Issuer's 1996 Stock Option Plan and the terms of a Nonqualified Option Agreement between the Issuer and Dr. Frost. The exercise of the options are also subject to the restrictions of the New Jersey Shareholders Protection Act.

               The description of the Nonqualified Stock Option Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the Agreement which is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        1.     Joint Filing Agreement.

        2. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

        3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich (incorporated by referenced to Amendment No. 2 to the Reporting Persons' Statement on Schedule 13D with respect to Whitman Education Group, Inc., filed with the Securities and Exchange Commission on June 24, 1996).

        4. Nonqualified Stock Option Agreement, dated October 14, 1996, between Whitman Education Group, Inc. and Phillip Frost, M.D.

                                   SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                         /S/ PHILLIP FROST, M.D.
                                         -------------------------------------
Date: March 12, 1997                     Phillip Frost, M.D.


                                         FROST-NEVADA, LIMITED
                                         PARTNERSHIP


                                         *
                                         -------------------------------------
Date: March 12, 1997                     Neil Flanzraich
                                         President of Frost-Nevada Corporation,
                                         General Partner


                                         FROST-NEVADA CORPORATION


                                         *
                                         -------------------------------------
Date: March 12, 1997                     Neil Flanzraich
                                         President



*By  /S/ PHILLIP FROST, M.D.
     -----------------------------
        Phillip Frost, M.D.
        (Attorney-in-fact pursuant
         to Power of Attorney)